Exhibit 99.1

Press Release

GasLog Ltd. announces appointment of new Director

MONACO — October 27, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) today announced that the Board has appointed Mr. Donald Kintzer as a new independent member of the Board of GasLog effective 27 October, 2014. Donald Kintzer has also been appointed a member of the Audit & Risk Committee of the Company. Mr. Kintzer will remain a member of the Board and Chairman of the Audit Committee of GasLog Partners LP.

Mr. Kintzer was a partner with PricewaterhouseCoopers LLP (“PwC”), having retired in 2008, after an association of over 31 years. From 2005 to 2008, he was the managing partner of PwC’s West Region (US) Advisory practice, including the San Francisco/Silicon Valley market and was a member of PwC’s national leadership team. Mr. Kintzer is a certified public accountant, licensed in California (inactive) and is a member of the American Institute of Certified Public Accountants (“CPAs”) and the California Society of CPAs. In addition to serving on the board of GasLog Partners LP, Mr. Kintzer is a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC and is a member of the board of directors of California Bank of Commerce. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force.

About GasLog
GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s fleet consists of 20 wholly owned LNG carriers, including 10 ships in operation and 10 LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statement
This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 under the caption “Risk Factors”. We do not undertake to update any forward-looking statements as a result of new information or future events or developments. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov or on request from us.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5115

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5118